aKB



16013645

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 01 2016
Washington DC
416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67899 aKB

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: QUESTRADE USA, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5650 YONGE ST. SUITE 1700
(No. and Street)

TORONTO ONTARIO (City) CANADA (~~State~~) M2M 4G3 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NEAL HSIEH 416 227-9876 x. 5103
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

333 BAY ST. SUITE 4600, TORONTO, ONTARIO, CANADA M5H 2S5
(Address) (City) (~~State~~) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Edward Kholodenko, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Questrade USA, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

Aviv Kartuz
Barrister and Solicitor
LSUC #65564S



This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplementary Information
(Expressed in U.S. dollars)

QUESTRADE USA, INC.

(A WHOLLY-OWNED SUBSIDIARY OF QUESTRADE FINANCIAL GROUP INC.)

Year ended December 31, 2015

(With Report of Independent Registered Public Accounting Firm therein)

QUESTRADE USA, INC.

(A WHOLLY-OWNED SUBSIDIARY OF QUESTRADE FINANCIAL GROUP INC.)

For the year ended December 31, 2015

Table of Contents



KPMG LLP
Bay Adelaide Centre
333 Bay Street Suite 4600
Toronto ON M5H 2S5
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Questrade USA, Inc.:

We have audited the accompanying statement of financial condition of Questrade USA, Inc. (the "Company") as of December 31, 2015, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company, as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, the relation to the financial statements as a whole.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

February 25, 2016
Toronto, Canada

QUESTRADE USA, INC.

(A WHOLLY-OWNED SUBSIDIARY OF QUESTRADE FINANCIAL GROUP INC.)

Statement of Financial Condition
(Expressed in U.S. dollars)

December 31, 2015

Assets

Current assets:	
Cash	$ 114,938
Due from affiliate (note 4)	5,802
Prepaid expenses	2,742
	$ 123,482

Liabilities and Stockholder's Equity

Current liabilities:	
Accounts payable and accrued liabilities	$ 13,099
Income taxes payable	282
	13,381
Long-term liabilities:	
Subordinated loan (note 3)	70,000
Interest on subordinated loan (note 4)	18,000
	88,000
Stockholder's equity:	
Common shares (note 5)	8
Additional paid-in capital	2,184
Retained earnings	19,909
	22,101
	$ 123,482

See accompanying notes to financial statements.

On behalf of the Board:



_______________ Director

_______________ Director

QUESTRADE USA, INC.

(A WHOLLY-OWNED SUBSIDIARY OF QUESTRADE FINANCIAL GROUP INC.)

Statement of Income
(Expressed in U.S. dollars)

Year ended December 31, 2015

Revenue:	
Service fees (note 4)	$ 91,795
Interest	986
	92,781
Expenses:	
Professional fees	30,883
Office and sundry (note 4)	26,950
Interest on subordinated loans (note 4)	12,000
Insurance	2,456
Bank charges	674
Foreign currency translation loss	18,537
	91,500
Income before income taxes	1,281
Income tax expense (note 6)	311
Net income	$ 970

See accompanying notes to financial statements.

QUESTRADE USA, INC.

(A WHOLLY-OWNED SUBSIDIARY OF QUESTRADE FINANCIAL GROUP INC.)

Statement of Changes in Stockholder's Equity
(Expressed in U.S. dollars)

Year ended December 31, 2015

	Common shares	Additional paid-in capital	Retained earnings	Total
Balance, January 1, 2015	$ 8	$ 2,184	$ 18,939	$ 21,131
Net income	-	-	970	970
Balance, December 31, 2015	$ 8	$ 2,184	$ 19,909	$ 22,101

See accompanying notes to financial statements.

QUESTRADE USA, INC.

(A WHOLLY-OWNED SUBSIDIARY OF QUESTRADE FINANCIAL GROUP INC.)

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(Expressed in U.S. dollars)

Year ended December 31, 2015

Balance, January 1, 2015	$ 70,000
Issuance of subordinated loans	-
Repayment of subordinated loans	-
Balance, December 31, 2015	$ 70,000

See accompanying notes to financial statements.

QUESTRADE USA, INC.

(A WHOLLY-OWNED SUBSIDIARY OF QUESTRADE FINANCIAL GROUP INC.)

Statement of Cash Flows
(Expressed in U.S. dollars)

Year ended December 31, 2015

Cash flows from operating activities:	
Net income	$ 970
Adjustment to reconcile net income to net cash provided by operating activities:	
Change in operating assets and liabilities:	
Due from affiliate	(1,446)
Prepaid expenses	842
Accounts payable and accrued liabilities	(2,262)
Income taxes payable	34
Interest on subordinated loan	(22,000)
Net cash provided by operating activities	(23,862)
Increase in cash	(23,862)
Cash, beginning of year	138,800
Cash, end of year	$ 114,938

See accompanying notes to financial statements.

Questrade USA, Inc. (the "Company") was incorporated on September 26, 2007, under the Business Corporations Act of Ontario and commenced operations on January 31, 2009, as a licensed member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is registered with the United States Securities and Exchange Commission (the "SEC") as a broker-dealer and is a wholly-owned subsidiary of Questrade Financial Group Inc. (the "Parent").

Currently, the Company does not carry securities accounts for customers or perform custodial actions for customers' securities and is exempt from SEC Rule 17a-13 pursuant to SEC Rule 15c3-3(k)(2)(ii).

1. Significant accounting policies:

(a) Basis of presentation:

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and were applied consistently throughout the year.

(b) Income taxes:

The Company follows the asset and liability method of accounting for corporate income taxes. Under this method, deferred tax assets and liabilities represent the amount of tax applicable to temporary differences between the carrying amounts of the assets and liabilities and their values for tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in deferred income taxes related to a change in tax rates are recognized in income in the year of the tax rate change.

(c) Revenue recognition:

Currently, the Company earns service fees and interest income. The Company recognizes revenue on provision of services as provided. Interest income is recognized when earned.

1. Significant accounting policies (continued):

(d) Foreign currency translation:

Portions of the Company's transactions are denominated in foreign currencies. Assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the statement of financial condition date. Revenue and expenses are translated at the exchange rate prevailing on the date of the related transactions. Gains (losses) as a result of foreign currency translations are recorded in net income in the statement of income and comprehensive income.

(e) Use of estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

(f) Recently Issued Accounting Standards:

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)", which provides comprehensive guidance on the recognition of revenue from contracts with customers arising from the transfer of goods and services. The new guidance creates a common revenue recognition standard across all industries and requires new disclosures. ASU No. 2014-09 is effective for annual reporting periods beginning after December 15, 2017 and early adoption is not permitted. Therefore, this guidance is effective for the Company beginning January 1, 2018. The Company is evaluating the effect of this new guidance on its financial statements.

2. Financial instruments:

(a) Credit risk:

Credit risk is the risk that counterparties to transactions do not fulfill their obligations. The Company manages its counterparty credit risk by dealing with counterparties of high credit quality and by managing individual counterparty exposure. During the year, the Company's

2. Financial instruments (continued):

most significant counterparty concentration was with Questrade, Inc. ("QI"), a commonly controlled company.

(b) Fair values of financial instruments:

The fair values of financial instruments approximate their carrying amounts due to the imminent or short-term maturity of these financial instruments.

(c) Foreign currency risk:

Foreign currency risk arises from the possibility that changes in the price of foreign currencies will result in losses. The Company is exposed to foreign currency risk in that certain of its financial instruments at the statement of financial position date are denominated in Canadian dollars ("CAD"). As such, when they are ultimately settled, the number of U.S. dollars received may differ from the carrying amount. Based on the Company's exposure to CAD dollars as at December 31, 2015, the Company would have a foreign currency gain/loss of $ 7,251 if the CAD dollar decreased/increased by 5% in value against the U.S. dollar.

3. Subordinated loan:

The Company has a subordinated loan with the Parent, which bears interest at a rate of 17.143% per annum and matures on August 31, 2020. The initial terms of the loan were to expire on August 31, 2016. During the year this loan was extended until August 31, 2020 and was approved by FINRA in July 2015. The subordinated loan is covered by an agreement that has been approved by FINRA.

4. Related party transactions:

On August 31, 2011, the Company and QI entered into an Expense Sharing Agreement (the "Agreement"). In accordance with the Agreement, charges and payments for the shared expenses in each fiscal year are based on an amount equal to agreed upon rates as defined. For the year, the total amount of shared expenses charged to the Company by QI totaled $24,598 and is included under office and sundry in the statement of income.

(Expressed in U.S. dollars)

4. Related party transactions (continued):

On January 1, 2011, the Company and QI entered into a service agreement to maintain FINRA registration in good standing. For the year, the Company provided QI with this service in the amount of $ 91,795, of which $ 5,802 remained receivable as at December 31, 2015.

In connection with the Company's subordinated loan with the Parent, interest expense in the amount of $ 12,000 was incurred, of which $ 18,000 remains payable as at December 31, 2015 which includes the current year's interest expense and prior year interest expense of $6,000. The Company paid $34,000 of interest expenses incurred in prior years to QI on June 30, 2015.

These transactions were in the normal course of operations and have been recorded at the exchange amount as agreed to by the parties.

5. Common shares:

The Company has an unlimited number of authorized common shares, of which 8 are issued and outstanding.

6. Income taxes:

The difference between the amount of the provision for income taxes and the amount computed by multiplying income before taxes by the statutory Canadian rate is reconciled as follows:

Expected Canadian tax rate	26.50%
Expected income tax provision	$ 339
Difference in income taxes resulting from:	
Over accrual of prior year taxes	(15)
Cumulative eligible capital deduction	(13)
	$ 311

(Expressed in U.S. dollars)

7. Economic dependence:

For the year ended December 31, 2015, 98.9 % of revenue was earned from one customer, a related entity.

8. Net capital requirement:

As a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and member of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule") of the Act. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate debit items arising from customer transactions. Net capital and aggregate debit items arising from customer transactions change from day to day. As of December 31, 2015, the Company had net capital of $ 95,270 which exceeded minimum net capital requirements by $ 90,270.

9. Contingencies:

In the normal course of business, the Company may be involved in litigation. As at December 31, 2015, no litigation was pending against the Company nor is management aware of any unasserted claims or assessments against the Company.

10. Subsequent events:

The Company has evaluated the effects of subsequent events that have occurred subsequent to the year ended December 31, 2015 and through to February 25, 2016, which is the date the financial statements were issued. During this period, there have been no events that would require recognition in or disclosure in the financial statements.

QUESTRADE USA, INC.

(A WHOLLY-OWNED SUBSIDIARY OF QUESTRADE FINANCIAL GROUP INC.)

Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
(Expressed in U.S. dollars)

Year ended December 31, 2015

Total stockholder's equity from statement of financial condition	$	22,101
Add:		
Subordinated loan		70,000
Interest payable		18,000
Deductions:		
Prepaid expenses		2,742
Due from affiliate		5,802
		8,544
		101,557
Haircut on unhedged foreign currencies		6,287
Net capital	$	95,270
Basic net capital requirement:		
Greater of:		
(i) Minimum net capital required, based on aggregate indebtedness	$	892
(ii) Minimum net capital		5,000
Net capital requirement	$	5,000
Excess net capital	$	90,270
Aggregate indebtedness	$	13,381
Percentage of aggregate indebtedness to net capital		14.05%

The above calculation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2015, filed by the Company on form X-17A-5 with the SEC and the FINRA on January 27, 2016.

QUESTRADE USA, INC.

(A WHOLLY-OWNED SUBSIDIARY OF QUESTRADE FINANCIAL GROUP INC.)

Schedule II - Computation of Determination of Reserve Requirement Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
(Expressed in U.S. dollars)

Year ended December 31, 2015

The Company is exempt from Rule 15c3-3 of the Securities Exchange Commission Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing under paragraph (k)(2)(ii) of that Rule


QUESTRADE
USA

QUESTRADE INC., DISCOUNT BROKERAGE
5650 Yonge Street, Suite 1700, Toronto, ON M2M 4G3
Phone: 1.416.227.9876 TF:1 888.783.7866 Fax: 1.416.227.0078
Email: info@questrade.com Web: questrade.com

Questrade USA, Inc.'s Exemption Report

February 25, 2016

Questrade USA, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states it has met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) from January 1, 2015 to December 31, 2015, without exception.

Very truly yours,

Questrade USA, Inc.



Mr. Edward Kholodenko
Chief Executive Officer



Mr. Dean Percy
Chief Financial Officer



KPMG LLP
Bay Adelaide Centre
333 Bay Street Suite 4600
Toronto ON M5H 2S5
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Questrade USA, Inc.:

We have reviewed management's statements, included in the accompanying Questrade USA, Inc.'s Exemption Report (the Exemption Report), in which (1) Questrade USA, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2015. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

February 25, 2016
Toronto, Canada